EMPLOYMENT AGREEMENT

This Employment Agreement ("Agreement") is made by and between Jose Lopez ("Executive") and Frontieras North America, a Wyoming corporation (the "Company") located at 1000 Main Street Suite 2300, Houston, Texas, 77002. This Agreement is effective as of June 16, 2025 (the "Effective Date").

WHEREAS, the Company is engaged in the business of developing energy and industrial technologies (the "Business");

WHEREAS, the parties desire that the Company hire or retain Executive under the terms and conditions set forth in this Agreement; and

WHEREAS, the parties desire to express their mutual agreements, covenants, promises, and understandings in a written agreement.

NOW THEREFORE, in consideration of the premises and the agreements, promises, covenants, and provisions contained in this Agreement, the parties agree and declare as follows:

1. Employment. The Company hereby employs Executive and Executive accepts employment under the terms and conditions of this Agreement.

2. Position and Duties.

(a) Executive will faithfully and diligently serve the Company to the best of his ability in his position as Chief Financial Officer and in the performance of such other duties and responsibilities consistent with Executive's status and position as the Company or its Board of Directors (the "Board") may assign to him.

(b) Executive will devote his full professional time, attention, and energies to the performance of his duties for the Company, and will not, during his employment under this Agreement, engage in any other business activity, whether or not for profit, except for passive investments in firms or businesses that do not compete with the Company, without the advance written and signed consent of the Company. Notwithstanding this Section 2(b), Executive will be permitted to serve as a director of not for profit and for-profit businesses that do not compete with the Company.

(c) Executive warrants that during the term of his employment under this Agreement, Executive will not do any act or engage in any conduct, or permit, condone, or acquiesce in any act or conduct of other persons, that Executive knew or should have known could cause the Company to be in violation of any law or statute.

(d) Executive agrees to comply with the policies and procedures of the Company as may be adopted and changed from time to time, including without limitation, those described in the Company's employee handbook, and Code of Conduct and Ethics (when such a Code is implemented by the Company in anticipation of being a public Company). If this Agreement conflicts with such policies or procedures, this Agreement will control. Executive is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Securities Act.

(e) As an Executive of the Company, Executive owes a duty of care and loyalty to the Company as well as a duty to perform such duties in a manner that is in the best interests of the Company.

3. Compensation and Benefits. For and in consideration of all services rendered under this Agreement, the Company will compensate Executive as follows:

(a) Salary. During the term of Executive's employment under this Agreement, Executive will be compensated on the basis of an annual salary of $225,000.00, payable in accordance with the Company's standard payroll practices. All payments made to Executive, including all payments of annual salary and any bonuses or equity or equity-based compensation, shall be subject to all withholding required by law (such as income and payroll taxes) and any additional agreed upon withholding amounts. Executive may be eligible for periodic increases of his annual salary as determined by the Company in its sole discretion from time to time utilizing such processes and procedures as the Company may utilize for the consideration of merit salary increases for personnel in Executive's same or similar class.

Executive's salary may not be decreased without his written consent, other than as part of a general arrangement implemented by the Board affecting all of the Company's senior executive officials.

(b) Bonus. In addition to Executive's base salary (Section 3(a)), throughout his employment, Executive will be eligible for a quarterly and/or an annual discretionary bonus as periodically established by the Compensation Committee, based upon metrics that will be established by the Compensation Committee in its sole discretion and paid at the time periods determined by the Compensation Committee ("Target Bonus"); provided, however, that Executive may request that the Board review and ratify such metrics. Until a Compensation Committee is appointed, the Board of Directors will serve in this capacity. In order to be eligible to receive such Target Bonus (or portion thereof), except as otherwise provided herein, Executive must remain employed by the Company and in good standing through (i) the payment date if earlier than the end of the calendar year or (ii) the end of the applicable Target Bonus calendar year.

(c) Equity Awards. Executive shall be eligible to participate in and receive equity awards under any relevant equity incentive plan of the Company, as such plan may be amended from time to time.

(d) Expenses. Company will reimburse Executive for all reasonable and necessary expenses that Executive incurs in carrying out his duties under this Agreement in accordance with the Company reimbursement policies as in effect from time to time, provided that Executive presents to the Company from time to time an itemized account of such expenses in such form as the Company may require.

(e) Vacation and Sick Leave. During the Term, Executive will be entitled to paid time off and sick time in accordance with the terms and conditions of the Company's policies, procedures, and practices applicable to Company employees, as in effect from time to time, and applicable law.

(f) Participation in Benefit Plans. As of the Effective Date, Executive shall be included in any and all plans of the Company providing general benefits for the Company's employees, including, without limitation, medical, dental, vision, disability, life insurance, 401(k) plan, and holidays. The Company reserves the right to terminate, modify, or amend any employee benefit plan in its sole and absolute discretion in accordance with applicable law.

4. At Will Employment/Termination of Employment.

(a) At Will Employment. Executive and the Company understand and acknowledge that Executive's employment with the Company constitutes "at-will" employment, and the employment relationship may be terminated at any time, with or without cause, and with or without advance notice, subject, however, to the terms herein. Executive's employment shall also be deemed terminated upon Executive's death or becoming disabled. Notice of termination of employment must be given in writing.

(b) Termination. Notwithstanding the at-will employment relationship defined in Section 4(a), Executive's employment under this Agreement may be terminated by:

(i) Mutual written agreement between Executive and the

Company at any time;

(ii) The Company For Cause (as defined in Section 4(c) below);

(iii) Resignation by Executive with 60 Days' written notice to the Board;

(iv) Resignation by Executive for Good Reason (as defined in Section 4(d) below);

(v) Termination without Cause, which shall mean any termination of employment by the Company which is not set forth in Section 4(c);

(vi) Termination of Executive by the new company that occurs concurrently with a Change in Control (as such terms are defined in Section 11).

(c) Termination For Cause. The Company may terminate Executive's employment under this Agreement upon the occurrence of any of the following events (each, a "For Cause" termination):

(i) Executive's conviction by a court of or plea of guilty or nolo contendere to fraud, dishonesty, or other acts of misconduct in rendering services on behalf of the Company; or

(ii) Executive's gross negligence in the performance of duties assigned to him under this Agreement;

(iii) Executive's material violation of a federal or state law that the Board reasonably determines has had, or is reasonably likely to have, a material detrimental effect on the Company's reputation or business or embezzlement or fraud committed (or attempted) by Executive or Executive's direction;

(iv) Executive's material breach of a material term, covenant, or promise in this Agreement;

(v) Executive's acceptance of any other employment;

(vi) a willful and material breach of a material written Company policy that causes significant financial or reputational harm to the Company.

In the case of (iii), (iv), and (v) above, termination shall not be considered for "Cause" unless the Board gives Executive written notice specifically describing the Cause condition and Executive fails to cure the Cause condition within 30 days of receipt of such written notice. The Company may place Executive on paid leave with full benefits during such 30-day period and such action shall not be considered Good Reason for Executive to resign. Prior to any decision to terminate Executive's employment, Executive shall be given the opportunity to appear before the Board, including through counsel. If the Company fails to terminate Executive's employment within 60 days after giving notice of "Cause," such Cause condition shall be deemed waived.

(d) Resignation for Good Reason. The Executive may resign from his employment upon the occurrence of each of the following events (each a "Good Reason" event):

(i) the material breach by the Company of any material provision of this agreement (for the removal of doubts, material delay in any material payment to the Executive under this agreement constitutes material breach);

(ii) material diminution in Executive's title, position, duties, responsibilities or compensation or benefits, without Executive's prior written consent;

(iii) failure to provide Executive with the level of directors' and officers' insurance coverage as provided to the directors of the Company;

(iv) failure of any successor to the Company to adopt the terms of this Agreement in its entirety.

In order to resign for Good Reason, Executive must give the Company written notice of the Good Reason condition within 90 days of when the Executive becomes aware of the Good Reason condition, allow the Company 30 days to cure the Good Reason condition, and, if the Company fails to cure, resign within 45 days after giving the Company written notice of the Good Reason condition.

5. Company's Post-Termination Obligations.

(a) If Executive's employment terminates for any of the reasons set forth in Section 4(b)(i), 4(b)(ii), or 4(b)(iii), then the Company will pay Executive (i) all accrued but unpaid wages, based on Executive's then current base salary, through the termination date and the amount of any bonus announced but not yet paid; and (ii) all approved, but unreimbursed, business expenses, provided that a request for reimbursement of business expenses is submitted in accordance with the Company's policies and submitted within five (5) business days of Executive's termination date. Executive's rights with respect to equity grants after termination of employment will be governed by the terms of the Company's equity plan except where such plan conflicts with the terms of this Agreement, in which case the terms of this Agreement shall control. Amounts payable pursuant to this Section 5 shall be paid within the time required by the State of Arizona.

(b) If the Company terminates Executive's employment pursuant to Section 4(b)(v) or Executive resigns for Good Reason under Section 4(b)(iv), or Executive's employment is terminated by the new Company under Section 4(b)(vi), then the Company or the new Company, as applicable, will: (i) pay Executive all accrued but unpaid wages through the termination date, based on Executive's then current base salary, through the termination date; (ii) reimburse all approved, but unreimbursed, business expenses, provided that a request for reimbursement of business expenses is submitted in accordance with the Company's policies and submitted within five (5) business days of Executive's termination date; (iii) pay Executive twelve (12) months' base salary as severance, based on Executive's then current base salary, to be paid monthly; (iv) pay Executive an amount equal to Executive's Target Bonus, pro-rated on the basis of the number of full months Executive has been employed during the fiscal year of Executive's termination; and (v) pay Executive an amount equivalent to the premiums for continuation of Executive's health insurance coverage under COBRA for twelve (12) months. Executive's rights with respect to equity grants after termination of employment will be governed by the terms of the Company's equity plan, except where such plan conflicts with the terms of this Agreement, in which case the terms of this Agreement shall control. Terminations pursuant to Sections 4(b)(iv), 4(b)(v) and 4(b)(vi) will result in the immediate vesting of all equity-based awards owned by Executive.

(c) Immediately upon a Change in Control (as defined in Section 11), and regardless of whether or not Executive is retained by the new company, all equity-based awards owned by Executive will vest in full and the Company will pay Executive twelve (12) months' pay based on Executive's then current base salary, to be paid in accordance with the Company's regular payroll practices ("Change in Control Compensation"). If Executive's employment with the new company thereafter terminates under any circumstance within 12 months of such Change in Control, Executive will not be entitled to the severance pay provided for under Section 5(b)(iii) hereof other than in an amount equivalent to such portion of the Change in Control Compensation that Executive has not then already received.

(d) The Company's obligation to provide the payments set forth in Section 5(b) shall be conditioned upon the following (the "Separation Conditions"):

(i) Executive's execution of a separation agreement, in a form prepared by the Company, within 21 days of receiving the separation agreement, which will include a general release from liability by Executive that releases the Company and its subsidiaries from any and all liability and claims of any kind arising from or concerning Executive's employment as permitted by law, provided, however, that such release shall not release any claims of Executive to vested benefits, to vested equity grants, or to any relief Executive is entitled to as a shareholder of the Company; and

(ii) Executive's compliance with the restrictive covenants (Sections 6 through 9) and all post-termination obligations, including but not limited to the obligations contained in this Agreement.

(iii) If Executive refuses to execute (or revokes) an effective separation agreement as set forth in Section 5(c)(i) above prior to the expiration of the 21-day period (or if any applicable revocation period has not yet ended prior to such time), the Company will not provide any payments or benefits to Executive under Section 5(b) until such separation agreement is executed and becomes effective. The Company's obligation to make the separation payments set forth in Section 5(b) shall terminate immediately upon any breach by Executive of any post-termination obligations to which Executive is subject.

(iv) Except as provided in Section 5(b), following termination of Executive's employment, the Company shall have no other obligations for compensation of Executive.

(e) No Mitigation. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and any amounts payable pursuant to this or Section 11 shall not be reduced by compensation the Executive earns on account of employment with another employer.

6. Confidential Commercial Information.

(a) Executive acknowledges that he or she will be entrusted with price lists, customer lists, vendor contact information, customer contact information, information about customer transactions, development and research work, marketing programs, plans, and proposals, and data contained within internally employed software, data bases, and computer operations developed by or for the Company ("Confidential Commercial Information"); provided, however, that for the purposes of this Agreement, Confidential Commercial Information does not include information (i) that was publicly available prior to Executive's disclosure or use thereof; (ii) that Executive lawfully received from some person who was not under any obligation of confidentiality with respect thereto; (iii) that becomes publicly available other than as the result of any breach of this Agreement by Executive; or (iv) that is generally known to or readily ascertainable by proper means by other persons who can obtain economic value from its disclosure or use. Executive acknowledges that Confidential Commercial Information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and that the Company has made efforts that are reasonable under the circumstances to maintain the secrecy of Confidential Commercial Information.

(b) Executive acknowledges that he or she has been instructed by the Company to, and agrees that he or she will, maintain Confidential Commercial Information in a confidential manner. During his employment, Executive will not, directly or indirectly, disclose any Confidential Commercial Information to any person or entity not authorized by the Company to receive or use such Confidential Commercial Information. After the termination of Executive's employment, for whatever reason and by whatever party, Executive will not, directly or indirectly, use or disclose to any person or entity any Confidential Commercial Information without the prior written authorization of the Company.

(c) Executive acknowledges that all correspondence, records, documents, software, promotional materials, and other Company property, including all copies, which come into Executive's possession by, through or in the course of Executive's employment, regardless of the source and whether created by Executive, are the sole and exclusive property of the Company, and immediately upon the termination of Executive's employment, or at any time the Company shall request, Executive shall return to the Company all such property of the Company's, without retaining any copies, summaries or excerpts of any kind or in any format whatsoever. Executive shall not destroy any of the Company's property, such as by deleting electronic mail or other files, other than in the normal course of Executive's employment. Executive further agrees that should Executive discover any Company property or Confidential Information in Executive's possession after the return of such property has been requested, Executive agrees to return it promptly to Company without retaining copies, summaries, or excerpts of any kind or in any format whatsoever.

(d) Executive acknowledges that all of the commercially available software that the Company uses on its computer system that was not developed specially by or for the Company is either owned or licensed for use by the Company, and that the use of such software is governed strictly by the explicit terms and conditions of licensing agreements between the Company and the publisher of the software, and Executive agrees to adhere to those terms and conditions. Executive will not copy, duplicate, download, transfer, or otherwise make personal use of any software on the Company's computer system without the Company's express, written consent.

(e) Executive represents that to the best of his knowledge, the performance of all the terms of this Agreement and of his duties as an employee of the Company will not breach any agreement to keep in confidence any proprietary information that Executive acquired in confidence prior to his employment under this Agreement, and that Executive has not entered into, and agrees that Executive will not enter into, any agreement either written or oral in conflict with this Agreement. Executive represents that to the best of his knowledge, Executive has not brought and will not bring to the Company or use in the performance of his responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless Executive has obtained express written authorization from the former employer for their possession and use. Executive represents that he or she has delivered to the Company a true and correct copy of any employment, proprietary information, confidentiality, or non-competition agreement to which Executive is or was a party with any former employers, and that is or may be in effect as of the date hereof. Executive has been instructed not to breach any obligation of confidentiality that Executive may have to any former employer and agrees that Executive will not commit any such breach during employment with the Company.

(f) Non-Interference with Governmental Agency Rights. The provisions of this Agreement and of any other agreement between Executive and the Company regarding confidentiality and non-disclosure are not intended to interfere with, or waive, any right or obligation (if any) to file a charge, cooperate, testify, report, or participate in an investigation with any appropriate federal, state or local governmental agency, including the Securities and Exchange Commission ("SEC"), the Equal Employment Opportunity Commission ("EEOC"), the Occupational Safety and Health Administration ("OSHA"), the National Labor Relations Board ("NLRB"), or any other federal, state or local government agency charged with enforcement of any law, rule, or regulation applicable to Company's business ("Governmental Agency"); including the ability to communicate with such agency; the reporting of possible violations of any law, rule or regulation; making other disclosures that are protected under whistleblower provisions of any law, rule or regulation; or the receiving of an award for information provided to any Governmental Agency.

(g) Defend Trade Secrets Act. Pursuant to the Defend Trade Secrets Act of 2016, Executive acknowledges that Executive shall not have criminal or civil liability under any federal or state trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, Executive may disclose the trade secret to Executive's attorney and may use the trade secret information in the court proceeding, if Executive (X) files any document containing the trade secret under seal and (Y) does not disclose the trade secret, except pursuant to court order.

7. Inventions and Copyrights.

(a) Executive acknowledges that, as a part of his duties, during his employment, he or she may develop discoveries, concepts, and ideas concerning or relating to the Business, whether or not patentable, including without limitation processes, methods, formulas, and techniques, as well as improvements thereof or know-how related thereto, and concerning any present or prospective activities of the Company that are published before such discoveries, concepts, and ideas ("Inventions").

(b) Executive will fully disclose and will continue to disclose to the Company all Inventions that Executive makes or conceives, in whole or in part, at this time or during his employment with the Company.

(c) Any and all Inventions will be the absolute property of the Company or its designees and, at the request of the Company and at its expense, but without additional compensation, Executive will make application in due form for United States patents and foreign patents on such Inventions, and will assign to the Company all his right, title, and interest in such Inventions, and will execute any and all instruments and do any and all acts necessary or desirable in connection with any such application for patents or in order to establish and perfect in the Company the entire right, title, and interest in such Inventions, patent applications, or patents, and also execute any instrument necessary or desirable in connection with any continuations, renewals, or reissues thereof or in the conduct of any related proceedings or litigation.

(d) The Company will own the copyright in all materials created by Executive relating to the Business and eligible for copyright (which will be deemed work made-for-hire). The Company will have the right to apply for copyright registration, including any renewals or extension, whether under the laws of the U.S. or any country having jurisdiction over the copyright. Executive agrees to execute any documents necessary or appropriate for such registration. The Company will also own any trademark, service mark or trade name created by Executive (alone or in conjunction with others) for the Company and used to identify any present or future product, service, activity, operation, or function of the Company. The Company may obtain trademark or service mark protection of the Company's rights including, at the Company's discretion, state, federal and international registration. The Company will own all right, title, and interest in and to all results and the work product of Executive's services for the Company (all of which will be deemed proprietary), free of any reserved rights by Executive, whether or not specifically enumerated in this Agreement.

8. Post-Employment Restrictions.

(a) Non-Solicitation of Executives/Contractors. Executive acknowledges the character of the Company's business and the substantial amount of time, money, and effort that the Company has spent and will spend in recruiting, hiring, training, and retaining, and developing Confidential Commercial Information relating to, employees and contractors. Executive agrees that he or she will not, during Executive's employment with the Company and for a period of twelve (12) months following the termination of employment, alone or with others, directly or indirectly, except for the Company's benefit:

(i) Solicit for employment, hire, or employ, or cause to be solicited for employment, hired, or employed, any employee or contractor that Executive has had contact with during his relationship with the Company; or

(ii) Induce, attempt to induce, encourage or attempt to persuade to leave the Company or otherwise to alter its business relationship with the Company any Company employee or contractor that Executive has had contact with during his relationship with the Company.

If any court of competent jurisdiction finds that a twelve (12) month restricted period following the termination of employment is not reasonably necessary to protect legitimate business interests of the Company, Executive agrees that the restricted period for the non- solicitation of employees/contractors shall be six (6) months immediately following the termination of employment.

(b) Non-Solicitation of Company Customers. Executive agrees that during his employment with the Company and for a period of twelve (12) months following the termination of employment, Executive shall not, either directly or indirectly, on his own behalf or on behalf of another person or entity, without the prior written permission of the Company, (i) solicit, call on, contact, or communicate with any Company Customer (as defined in Section 8(c)); (ii) provide to any Company Customer products or services of the kind provided by the Company; (iii) induce, influence, or attempt to induce or influence, any Company Customer to refrain from purchasing products or services from the Company; (iv) induce, influence, or attempt to induce or influence, any Company Customer to terminate or otherwise alter its contractual or other business relationship with the Company; or (v) accept any money or financial benefit from referring, introducing, or disclosing information about any Company Customer to anyone outside of the Company. If any court of competent jurisdiction finds that a twelve (12) month restricted period following the termination of employment is not reasonably necessary to protect legitimate business interests of the Company, Executive agrees that the restricted period for the non- solicitation of Company Customers shall be six (6) months immediately following the termination of employment.

(c) Definition of Company Customer. The term "Company Customer" means any person or entity (i) with which Executive had business-related contact of any kind (including, without limitation, in person, by phone, or in writing) on behalf of the Company during the one (1) year immediately prior to Executive's termination of employment; or (ii) who is a person or entity about which Executive learned or had access to information about that is not publicly known during the twelve (12) months immediately prior to Executive's termination of employment; or (iii) who is a person or entity (including vendor or supplier) the Company has a contractual relationship with during the twelve (12) months immediately prior to Executive's termination of employment and with which Executive had business-related contact on behalf of the Company or about which Executive learned or had access to any information about that is not publicly known. "Company Customer" does not include persons or entities who ceased doing business with the Company for reasons unrelated to a breach of this Agreement by or other wrongful act of the Executive or by others who were under the direction of Executive.

(d) Acknowledgement. Executive acknowledges that Executive's fulfillment of the obligations contained in Section 8 is necessary to protect the Company's Confidential Commercial Information as that term is defined herein and to preserve trade secrets, value, and goodwill of the Company. Executive further acknowledges that the time and scope limitations of Executive's obligations set forth in Section 8 are reasonable, especially in light of the Company's desire to protect its Confidential Commercial Information and trade secrets, and that Executive will not be precluded from earning a living if Executive is obligated not to solicit any Company Customer.

9. Non-Disparagement. Executive agrees, during the term of Executive's services to the Company and at any time thereafter, not to make or communicate any comments or other remarks which are negative or derogatory to the Company or which would tend to disparage, slander, ridicule, degrade, harm, or injure the Company (or any business relationship of the Company) or any officer, director, or employee of the Company or its affiliates.

10. Remedies. Any breach of the duties and obligations imposed upon Executive by this Agreement would cause irreparable harm to the Company, and the Company could not be fully compensated for any such breach with money damages. Therefore, injunctive relief is an appropriate remedy for any such breach. Such injunctive relief will be in addition to and not in limitation of or substitution for any other remedies or rights to which the Company may be entitled at law or in equity, including without limitation liquidated damages under this Agreement.

11. Change of Control. Notwithstanding anything to the contrary in the Company's existing or future incentive plans or any award agreement granted to Executive thereunder, upon a Change of Control, all of Executive's outstanding unvested equity-based awards, at Executive's option, shall vest and become immediately exercisable and unrestricted, without any action by the Board or any committee thereof. "Change of Control" shall mean the first of the following events to occur after the Effective Date:

(a) One Person (or more than one Person acting as a group) acquires ownership of stock of the Company that, together with the stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of the stock of the Company; provided, that, a Change in Control shall not occur if any Person (or more than one Person acting as a group) owns more than 50% of the total fair market value or total voting power of the Company's stock and acquires additional stock;

(b) One Person (or more than one Person acting as a group) acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) ownership of the Company's stock possessing 30% or more of the total voting power of the stock of such corporation;

(c) A majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by majority of the Board before the date of appointment or election; or

(d) One Person (or more than one Person acting as a group), acquires (or has acquired during the twelve-month period ending on the date of the most recent acquisition) assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately before such acquisition(s).

(e) For purposes of this Section 11,

(i) "Person" shall mean a "person" as defined in Section 7701(a)(1) of the Internal Review Code of 1986, as amended (the "Code"), except that such term shall not include (A) the Company (or any subsidiary thereof); (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(ii) Stock ownership shall be determined in accordance with the attribution rules of Section 318(a) of the Code.

(iii) The gross fair market value of an asset shall be determined without regard to any liabilities associated with that asset.

(iv) A "Change of Control" shall not occur (A) by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions; or (B) as a result of any primary or secondary offering of shares of the Company's common stock or preferred stock to the general public through a registration statement filed with the Securities and Exchange Commission.

12. Golden Parachute Excise Tax.

(a) Parachute Payments. If any payment or benefit Executive would receive pursuant to this Agreement or pursuant to any other agreement with the Company following a change in the ownership or effective control of the Company or change in the ownership of a substantial portion of the assets of the Company (which change, as further defined in Section 280G of the Code and regulations promulgated thereunder ("Section 280G"), is referred to herein as a "280G Change in Control" from the Company or otherwise ("Payment") would (i) constitute a "parachute payment" within the meaning of Section 280G, and (ii) but for this section, be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then such Payment shall be reduced to the Reduced Amount. The "Reduced Amount" shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive's receipt, on an after-tax basis, of the greater amount of the Payment notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in payments or benefits constituting "parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in the following order: (1) cash payments, in the following order: (a) first, severance payments under this Agreement, (b) second, severance payments under any other agreement with the Company and (c) third, any other cash payments under any of the foregoing agreements; (2) cancellation of the acceleration of vesting of stock options, restricted stock, restricted stock units or any other awards that vest based on attainment of performance measures; (3) cancellation of the acceleration of vesting of stock options, restricted stock and restricted stock units or any other awards that vest only based on Executive's continued service to the Company, taking the last ones scheduled to vest (absent the acceleration) first, and (4) other non-cash forms of benefits.

(b) Calculations. The foregoing calculations will be performed at the expense of the Company by an independent public accounting firm (the "Accounting Firm")

selected by the Company. The Company will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Company and Executive within thirty (30) calendar days after the 280G Change in Control, the date of termination, if applicable, and any such other time or times as may be reasonably requested by the Company or Executive. If the Accounting Firm determines that no Excise Tax is payable with respect to a Payment, either before or after the application of the Reduced Amount, it shall furnish the Company and Executive with an opinion reasonably acceptable to Executive that no Excise Tax will be imposed with respect to such Payment. Any good faith determinations of the Accounting Firm made hereunder shall be final, binding, and conclusive upon the Company and Executive. Notwithstanding the foregoing, if the stockholder approval exception set forth in Section 280G(b)(5) of the Code is utilized to eliminate the application of Sections 280G and 4999 of the Code of Payments, this Section 12(b) shall not apply.

13. Section 409A.

(a) Compliance. This Agreement is intended to comply with, or otherwise be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and any regulations and Treasury guidance promulgated thereunder ("Section 409A of the Code"). If the Company determines in good faith that any provision of this Agreement would cause Executive to incur an additional tax, penalty, or interest under Section 409A of the Code, the Company and Executive shall use reasonable efforts to reform such provision, if possible, in a mutually agreeable fashion to maintain to the maximum extent practicable the original intent of the applicable provision without violating the provisions of Section 409A of the Code or causing the imposition of such additional tax, penalty, or interest under Section 409A of the Code. The preceding provisions, however, shall not be construed as a guarantee by the Company of any particular tax effect to Executive under this Agreement.

(b) Treatment of Installments. For purposes of Section 409A of the Code, the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event may Executive, directly, or indirectly, designate the calendar year of payment.

(c) Reimbursement. With respect to any reimbursement of expenses of, or any provision of in-kind benefits to, Executive, as specified under this Agreement, such reimbursement of expenses or provision of in-kind benefits shall be subject to the following conditions: (1) the expenses eligible for reimbursement or the amount of in-kind benefits provided in one taxable year shall not affect the expenses eligible for reimbursement or the amount of in- kind benefits provided in any other taxable year, except for any medical reimbursement arrangement providing for the reimbursement of expenses referred to in Section 105(b) of the Code; (2) the reimbursement of an eligible expense shall be made no later than the end of the year after the year in which such expense was incurred; and (3) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(d) Definitions. "Termination of employment," "resignation," or words of similar import, as used in this Agreement means, for purposes of any payments under this Agreement that are payments of deferred compensation subject to Section 409A of the Code, Executive's "separation from service" as defined in Section 409A of the Code.

(e) Exception to Applications. To the extent that Section 409A of the Code would cause an adverse tax consequence to the Executive upon accelerating any payment of Termination Compensation pursuant to Section 5(b) and Section 11 upon a 280G Change in Control ("Section 409A Payments"), a 280G Change in Control shall not be deemed to occur with respect to such Section 409A Payments unless the 280G Change in Control qualifies as a "Change in the Ownership or Effective Control of a Corporation or in the Ownership of a Substantial Portion of the Assets of a Corporation" under Treasury Department Regulation 1.409A-3(i)(5), as revised from time to time in either subsequent regulations or other guidance and such Section 409A Payments shall be made at the time such payments would have otherwise been made absent the 280G Change in Control.

(f) No Acceleration. Neither the Company nor Executive, individually or in combination, may accelerate any payment or benefit that is subject to Section 409A, except in compliance with Section 409A and the provisions of this Agreement, and no amount that is subject to Section 409A shall be paid prior to the earliest date on which it may be paid without violating Section 409A.

(g) Specified Employee. If a payment obligation under this Agreement arises on account of Executive's separation from service while Executive is a "specified employee" (as defined under Section 409A of the Code and determined in good faith by the Company), any payment of "deferred compensation" (as defined under Treasury Regulation Section 1.409A- 1(b)(1), after giving effect to the exemptions in Treasury Regulation Sections 1.409A-1(b)(3) through (b)(12)) that is scheduled to be paid within six (6) months after such separation from service shall accrue without interest and shall be paid within 15 days after the end of the six-month period beginning on the date of such separation from service or, if earlier, within 15 days after the appointment of the personal representative or executor of Executive's estate following Executive's death.

14. Dispute Resolution. The Parties agree that, except as otherwise provided in this Agreement, any controversy, claim or dispute arising out of or relating to this Agreement or the breach thereof, or arising out of or relating to the employment of Executive, or the termination thereof, including any statutory or common law claims under federal, state, or local law, including all laws prohibiting discrimination in the workplace, shall first be submitted to mediation conducted by the Judicial Arbitration and Mediation Service (JAMS). The Parties agree to attempt in good faith to resolve any such dispute in the course of such mediation. If any such dispute is not resolved by mediation, the Parties agree that such dispute shall be submitted to the exclusive jurisdiction and venue of the Superior Court of the State of Arizona and the Parties hereby waive any and all defenses and/or objections to such jurisdiction and venue. Notwithstanding anything herein to the contrary, the Parties further acknowledge and agree that, due to the nature of the confidential information, trade secrets, and intellectual property belonging to the Company to which Executive has or will be given access, and the likelihood of significant harm that the Company would suffer in the event that such information was disclosed to third parties, nothing in this paragraph shall preclude the Company from immediately going to court to seek injunctive relief to prevent Executive from violating the obligations established in Sections 6, 7, 8 or 9 of this Agreement. Each of the parties irrevocably agrees to waive any and all rights they may have to trial by jury in any action, proceeding or claim of any nature relating to this Agreement, or the enforcement of this Agreement, and acknowledge that such waiver is knowing and voluntary. In the event of any dispute regarding the interpretation or enforcement, or otherwise arising out of this Agreement, the prevailing party shall be entitled to an award of its reasonable attorney's fees and costs, including through appeal.

15. Indemnification. The Company shall indemnify Executive with respect to activities in connection with his employment hereunder to the fullest extent provided in the Company's bylaws, or by state law or insurance policy. Executive will be named as an insured on the director and officer liability insurance policy currently maintained, or as may be maintained by the Company from time to time, and, in addition, Executive will enter into the form of the indemnification agreement provided to other similarly situated executive officers and directors of the Company.

16. Prevailing Party's Litigation Expenses. In the event of litigation between the Company and Executive related to this Agreement, the non-prevailing party shall reimburse the prevailing party for any costs and expenses (including, without limitation, attorneys' fees) reasonably incurred by the prevailing party in connection therewith.

17. Withholding. All amounts payable to Executive hereunder shall be subject to required payroll deductions and tax withholdings.

18. Adjudication of Agreement.

(a) Maximum Application. If any court of competent jurisdiction holds that any restriction imposed upon Executive by this Agreement exceeds the limit of restrictions that are enforceable under applicable law, the parties desire and agree that the restriction will apply to the maximum extent that is enforceable under applicable law, agree that the court so holding may reform and enforce the restriction to the maximum extent that is enforceable under applicable law, and desire and request that the court do so.

(b) Enforceability. If any court of competent jurisdiction holds that any provision of this Agreement is invalid or unenforceable, the parties desire and agree that the remaining parts of this Agreement will nevertheless continue to be valid and enforceable.

19. Modification or Waiver of Agreement. No modification or waiver of this Agreement will be valid unless the modification or waiver is in writing and signed by both of the parties. The failure of either party at any time to insist upon the strict performance of any provision of this Agreement will not be construed as a waiver of the right to insist upon the strict performance of the same provision at any future time.

20. Notices. Any notices required or permitted under this Agreement will be sufficient if in writing and sent by certified mail to, in the case of Executive, the last address Executive has filed in writing with the Company or, in the case of the Company, its principal office.

21. Opportunity to Consider Agreement; Legal Representation. Executive acknowledges that he or she has had a full opportunity to consider this Agreement, to offer suggested modifications to its terms and conditions, and to consult with an attorney of his own choosing before deciding whether to sign it.

22. No Rule of Strict Construction. The language of this Agreement has been approved by both parties, and no rule of strict construction will be applied against either party.

23. Entire Agreement. This Agreement contains all of the agreements between the parties relating to Executive's employment with the Company. The parties have no other agreements relating to Executive's employment, written or oral. This Agreement supersedes all prior agreements, arrangements, and understandings relating to Executive's employment, and no such agreements, arrangements, or understandings are of any force or effect. The parties will execute and deliver to each other any and all such further documents and instruments, and will perform any and all such other acts, as reasonably may be necessary or proper to carry out or effect the purposes of this Agreement.

24. Assignment of Agreement. Executive has no right to transfer or assign any or all of his rights or interests under this Agreement. The Company may assign its rights and interests under this Agreement to any successor entity as part of any sale, transfer, or other disposition of all or substantially all of the assets of the Company.

25. Headings. The descriptive headings of the sections and subsections of this Agreement are intended for convenience only, and do not constitute parts of this Agreement.

26. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

27. Clawback. Executive hereby acknowledges and agrees that certain payments hereunder will be subject to recoupment in accordance with any clawback policy that the Company may adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd- Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of the Company's common stock or other cash or property upon the occurrence of a termination of your employment for cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "Good Reason" hereunder or under any other agreement with the Company.

28. Choice of Forum. The parties agree that the proper and exclusive forum for any action arising out of or relating to this Agreement or arising out of or relating to Executive's employment by the Company will be the State of Arizona, and that any such action will be brought only in the State of Arizona. Executive consents to the exercise of personal jurisdiction in any such action by the courts of Arizona, or if such court does not have subject matter jurisdiction, any court of the United States located in the State of Arizona.

29. Governing Law. This Agreement will be construed in accord with, and any dispute or controversy arising from any breach or asserted breach of this Agreement will be governed by the laws of the State of Arizona, without reference to the choice of law principles thereof.

[Signature Page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates indicated at their respective signatures below, to be effective on the Effective Date.

EXECUTIVE
DATED this __ day of __________, 2025.

Name:

COMPANY
DATED this __ day of __________, 2025.

Frontieras North America,
a Wyoming corporation

By:
Its: